Exhibit 99.1

Luxfer Declares Quarterly Dividend

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company (the “Company”), today announced that its Board of Directors declared an interim dividend of 12.5 cents (before deduction of depositary fees) per American Depositary Share (12.5 cents per ordinary share of £0.50 each (“ordinary shares”)). The dividend will be payable on November 1, 2017, to shareholders of record at close of business on October 13, 2017.

Payment of dividends: All holders of NYSE-listed American Depositary Shares will be paid in U.S. dollars through the Depositary Bank, Bank of New York Mellon, net of its fees.

For holders of ordinary shares, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend payable on November 1, 2017, in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by October 13, 2017. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.

About Luxfer

Luxfer Holdings PLC is an industrial manufacturer of technologically advanced lightweight, high-strength, corrosion-resistant alloys, composites and specialty materials for a wide range of applications in aerospace, industrial, defense, safety and healthcare. For more information, visit www.luxfer.com.

Contacts

Luxfer Group
Dan Stracner, +951-341-2375
Director of Investor Relations
investor.relations@luxfer.com